SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: RYANAIR HOLDINGS PLC
2. Reason for the notification (please tick the appropriate box or boxes):

[] An acquisition or disposal of voting rights
[X] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: Bank of America Corporation		City and country of registered office (if applicable): Wilmington, DE, United States
4. Full name of shareholder(s) (if different from 3.)v:
5. Date on which the threshold was crossed or reachedvi: 20/01/2025
6. Date on which issuer notified: 21/01/2025
7. Threshold(s) that is/are crossed or reached: 4%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	1.383%	4.370%	5.753%	1,080,975,095
Position of previous notification (if applicable)	1.381%	3.731%	5.112%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)		Number of voting rightsix	% of voting rights
Direct			Indirect	Direct	Indirect
IE00BYTBXV33			25,751		0.002%
US7835132033			14,924,864		1.381%
SUBTOTAL A			14,950,615		1.383%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Right to Recall	n/a	n/a	292,266	0.027%
Physical Option	17/01/2029	n/a	2,727	0.000%
Physical Option	07/01/2026	n/a	956	0.000%
		SUBTOTAL B.1	295,949	0.027%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expiration	Exercise/	Physical or cash settlementxii	Number of voting rights	% of voting rights
	datex	Conversion Period xi
Swaps	07/02/2025	N/A	Cash	205,400	0.018%
Swaps	25/02/2025	N/A	Cash	60,000	0.005%
Swaps	14/03/2025	N/A	Cash	13,818,778	1.278%
Swaps	28/03/2025	N/A	Cash	13,617,223	1.260%
Swaps	06/05/2025	N/A	Cash	12	0.000%
Swaps	19/05/2025	N/A	Cash	721,327	0.067%
Swaps	29/08/2025	N/A	Cash	10,929	0.001%
Swaps	29/09/2025	N/A	Cash	639,124	0.059%
Swaps	17/11/2025	N/A	Cash	1,047,268	0.097%
Swaps	28/11/2025	N/A	Cash	8	0.000%
Swaps	01/12/2025	N/A	Cash	11,319,096	1.047%
Swaps	12/01/2026	N/A	Cash	60,000	0.006%
Swaps	16/02/2026	N/A	Cash	104,402	0.010%
Swaps	27/02/2026	N/A	Cash	3,000,000	0.278%
Swaps	02/03/2026	N/A	Cash	13,344	0.001%
Swaps	15/06/2026	N/A	Cash	206,797	0.019%
Swaps	30/06/2026	N/A	Cash	10	0.000%
Swaps	31/07/2026	N/A	Cash	1,304,648	0.121%
Swaps	31/08/2026	N/A	Cash	93,165	0.009%
Swaps	18/11/2026	N/A	Cash	42,354	0.004%
Swaps	30/11/2026	N/A	Cash	880	0.000%
Swaps	29/07/2027	N/A	Cash	6,764	0.001%
Swaps	15/02/2028	N/A	Cash	673,902	0.062%
			SUBTOTAL B.2	46,945,431	4.343%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation
NB Holdings Corporation
BAC North America Holding Company
Bank of America, National Association

Bank of America Corporation
NB Holdings Corporation
BAC North America Holding Company
Merrill Lynch Pierce, Fenner & Smith Incorporated

Bank of America Corporation
NB Holdings Corporation
BofA Securities, Inc.

Bank of America Corporation
NB Holdings Corporation
BAC North America Holding Company
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Managed Account Advisors LLC

Bank of America Corporation
NB Holdings Corporation
BAC North America Holding Company
Bank of America, National Association
U.S. Trust Company of Delaware

Bank of America Corporation
NB Holdings Corporation
Merrill Lynch International, LLC
Merrill Lynch B.V.

Bank of America Corporation
NB Holdings Corporation
BofAML Jersey Holdings Limited
BofAML EMEA Holdings 2 Limited
Merrill Lynch International

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi: Change in nature disclosure - The % of (9.B.1 + 9.B.2) has moved above 4%.

Done at United Kingdom on 21stJanuary, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 21 January, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary